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                              October 23, 2023

       Joseph Lawanson
       Chief Executive Officer
       NxGen Brands, Inc.
       8466 Violet Court
       Arvada, CO 80007

                                                        Re: NxGen Brands, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed October 10,
2023
                                                            File No. 024-12325

       Dear Joseph Lawanson:

                                                        We have reviewed your
amended offering statement and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed October 10, 2023

       Use of Proceeds, page 16

   1. We note your response to comment 4. Please clearly disclose whether or not any of the proceeds will be
used to compensate or otherwise make payments to officers or directors of the
company or any of its subsidiaries. Refer to Instruction 2 to Item 6 of
                                                        Form 1-A.
       Signatures, page 35

   2. We note your response to comment 7 and reissue the comment in full. Please include the signature of your
principal accounting officer. Refer to Instructions to Signatures of Form
                                                        1-A.
 Joseph Lawanson
FirstName LastNameJoseph  Lawanson
NxGen Brands,  Inc.
Comapany
October 23,NameNxGen
            2023       Brands, Inc.
October
Page 2 23, 2023 Page 2
FirstName LastName
       Please contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Evan Ewing at 202-551-5920 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Eric Newlan